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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934


                           Lifeline Therapeutics, Inc.
                      -------------------------------------
                                (Name of Issuer)

                                  Common Stock
                         ------------------------------
                         (Title of Class of Securities)

                                    53221T108
                          ----------------------------
                                 (CUSIP Number)

                             William Joseph Driscoll
                               Rosemary A Driscoll
                            6367 South Jamaica Street
                               Englewood, CO 80111
                             Telephone: 720 488 1711
                  --------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                October 26, 2004
               --------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

SCHEDULE 13D
CUSIP No. 53221T108                                                 Page 2 of 6
--------------------------------------------------------------------------------



The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

SCHEDULE 13D
CUSIP No. 53221T108                                                  Page 3 of 6
--------------------------------------------------------------------------------

1    NAME OF REPORTING PERSONS.  I.R.S. IDENTIFICATION NO.OF ABOVE PERSON

         William Joseph Driscoll
         Rosemary A. Driscoll
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                    (a) [ ]
-------------------------------------------------------------------------(b) [ ]
3    SEC USE ONLY
- ------------------------------------------------------------------------------
4    SOURCE OF FUNDS
      PF
     ---------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO  ITEMS 2(d) or 2(e)                                        [ ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     William Joseph Driscoll: United States
     Rosemary A. Driscoll: United States
--------------------------------------------------------------------------------
NUMBER OF                  |  7  |     SOLE VOTING POWER
SHARES                                 0 shares
BENEFICIALLY               -----------------------------------------------------
OWNED BY                   |  8  |     SHARED VOTING POWER
EACH                                   5,033,800shares
REPORTING                  -----------------------------------------------------
PERSON                     |  9  |     SOLE DISPOSITIVE POWER
WITH                                   0 shares
                           -----------------------------------------------------
                           | 10  |     SHARED DISPOSITIVE POWER
                                       5,033,800 shares
--------------------------------------------------------------------------------
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                        5,033,800 shares as joint tenants
--------------------------------------------------------------------------------
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES       [ ]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                      30.7%
--------------------------------------------------------------------------------

SCHEDULE 13D
CUSIP No. 53221T108                                                  Page 4 of 6
--------------------------------------------------------------------------------


14   TYPE OF REPORTING PERSON

                           William Joseph Driscoll: IN
                           Rosemary A. Driscoll: IN

Item 1.   Security And Issuer

     This Statement relates to the Common Stock of Lifeline Therapeutics, Inc., a company organized under the laws of the State of Colorado.

     The principal executive offices of the Company are located at 6400 South Fiddlers Green Circle, Suite 1750, Englewood, Colorado 80111.

Item 2.   Identity and Background

     The identities and residential addresses of the reporting persons are:

     William Joseph Driscoll, 6367 South Jamaica Street, Englewood, Colorado 80111; and

     Rosemary A. Driscoll, 6367 South Jamaica Street, Englewood, Colorado 80111.

     Mr. Driscoll serves as the President and a Director of Lifeline Therapeutics, Inc., 6400 South Fiddlers Green Circle, Suite 1750, Englewood, Colorado 80111.

     Mrs. Driscoll currently is not employed.

     The reporting persons have not been convicted in criminal proceedings of the nature described in Item 2(d) of Schedule 13D in the last five years.

     The reporting persons have not been parties to a civil proceeding of the nature described in Item 2(e) of Schedule 13D in the last five years.

     The reporting persons are both citizens of the United States.

SCHEDULE 13D
CUSIP No. 53221T108                                                  Page 5 of 6
--------------------------------------------------------------------------------



Item 3.   Source and Amount of Funds or Other Consideration

     This Schedule 13D reports the following transactions:

-------------------------------------- -----------------------------------------

Securities                             Amount/Source of Funds
-------------------------------------- -----------------------------------------
5,623,800 shares of common stock       Mr. Driscoll acquired the shares of
                                       common stock pursuant to the terms of an
                                       Agreement and Plan of Reorganization
                                       between Lifeline Nutraceuticals
                                       Corporation and Lifeline Therapeutics,
                                       Inc., whereby the shareholders of
                                       Lifeline Nutraceuticals exchanged their
                                       outstanding common stock in Lifeline
                                       Nutraceuticals for newly issued stock in
                                       Lifeline Therapeutics, Inc.
-------------------------------------- -----------------------------------------
5,623,800 shares of common stock       On October 29, 2004, Mr. Driscoll
                                       transferred (as a gift) a joint tenancy
                                       interest in the 5,623,800 shares of
                                       Lifeline Therapeutics common stock to
                                       his wife, Rosemary A. Driscoll.
-------------------------------------- -----------------------------------------
150,000 shares of common stock         On November 1, 2004, Mr. and Mrs.
                                       Driscoll transferred (as a gift) 150,000
                                       shares of common stock to Joy and Mark
                                       Driscoll as joint tenants.
-------------------------------------- -----------------------------------------
440,000 shares of common stock         On November 1, 2004, Mr. and Mrs.
                                       Driscoll transferred (as a gift) 440,000
                                       shares of common stock to Luke Driscoll.
-------------------------------------- -----------------------------------------

Item 4.   Purpose of Transaction

     The reporting persons acquired these shares for investment purposes.

Item 5.   Interest in the Securities of the Issuer

     (a) The reporting persons aggregate interest and percentage of common stock of Lifeline Therapeutics, Inc. equals 5,033,800 shares (30.7% of the shares of common stock outstanding). The shares of common stock described above are the only interest the reporting persons have in Lifeline Therapeutics, Inc. common stock.

     (b) The reporting persons, individually, do not have sole voting or sole dispositive power with respect to any shares of common stock in Lifeline Therapeutics, Inc. The reporting persons have shared voting and dispositive power with respect to 5,033,800 shares of common stock of Lifeline Therapeutics, Inc., which they hold as joint tenants.

     (c) N/A

     (d) N/A

     (e) N/A

SCHEDULE 13D
CUSIP No. 53221T108                                                  Page 6 of 6
-------------------------------------------------------------------------------



Item 6. Contract, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     None

Item 7.   Material to be Filed as Exhibits

     N/A

                           Signatures and Affidavits:

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   December 7, 2004             By:  /s/ William Joseph Driscoll
                                           -------------------------------------

Dated:   December 7, 2004             By:  /s/ Rosemary A. Driscoll
                                           -------------------------------------

ATTENTION: Intentional misstatements or omissions of fact constitute federal criminal violations. (See 18USC1001)